Filed by Strive Enterprises, Inc.

(Commission File No.: 000-000000)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

The following is an extract of a transcript of a speech by Matt Cole, Chief Executive Officer of Strive Enterprises, Inc. (“Strive”), given on May 7, 2025, at Strategy World 2025. A link to the speech is here: https://www.youtube.com/watch?app=desktop&v=30ngfVWCdvs:

Matt Cole Strategy World 2025 Speech Transcript

Wow. Well, I don't wanna be fired. I'll just start with that.

But just to take a step back, my background is actually traditional finance, not Bitcoin. As the video laid out, I was a $70 billion portfolio manager at CalPERS. They're the largest pension in America.

And so I was doing a couple different things there. One, I was one of the larger buyers of structured securities. And so Michael Saylor has given a masterclass over the last few days from the earnings release to yesterday's presentation on why these innovative fixed income approaches are so important for a Bitcoin treasury company.

Because it's not just about buying Bitcoin diluting shareholders, you actually need to do it in a way that accretes value and, and structured securities is so important for that. So anyways, that was part of my background. The other was, I was one of the larger buyers of US treasuries in the United States.

And so for many years I was sitting there staring at the debt crisis of the United States and buying the debt, 'cause that was my job. Sitting there watching the Fed print money time and time again. And then we would meet with the Fed and I would say, you're printing money.

And they say, no, it's not printing money. Like, no, it's printing money, which somehow they still think that it's not — that monetary easing has not been printing money. And staring at the problem. And then it became very clear for me in about 2016 that Bitcoin was the answer to every single macro problem I was seeing as a fixed income investor managing a pension that was underfunded, trying to meet its liabilities for those that served California at CalPERS.

So I went all in on Bitcoin, and my last few years at CalPERS, I tried to help them look at it from an asset allocation perspective. When Strive was founded in 2022, they brought a refreshing mission around financial freedom. And that, that first part of that mission was really about pushing back against constraints in the capital markets.

Those constraints were ESG constraints that we were initially focused on. And what we showed the world in just a couple short years is that corporate governance and activism and advocacy can drive major change in corporate America. And so just in a couple years, the ESG movement is pretty much behind us.

It's, it's not popular anymore. And we're entering what I believe still to be the golden age in America of innovation. I think AI is gonna drive that in a major way, a world of abundance.

And in that world of abundance, there is going to be a massive, massive premium on what is scarce. And Bitcoin is the most scarce asset ever known to man, the most perfect form of money. And so our, our focus now and our advocacy efforts, our number one focus, we're still fighting back against ESG over which when it's there, but our top focus is Bitcoin corporate adoption across corporate America.

And it really is staggering how early that we are in this movement. Less than 1% of companies, public companies have adopted a Bitcoin treasury. We just had a panel of innovators.

We're the newest now Bitcoin treasury company, and we're gonna accelerate in every single way that you could possibly imagine. Our board is designed to accelerate. We have, we have a couple different independent board members that that we've announced today.

Jeff Walton, Ben Werkman, the, The Hurdle Rate pod crew, and then Avik Roy. I mean, yeah, I mean, I see you right there. And, and that's key because one of the first things I've noticed as we've advocated for large corporations to adopt a Bitcoin treasury is the stakeholder management.

You can't have a board of directors that's gonna slow you down. Innovation and acceleration is key to deploy a Bitcoin treasury strategy and deploy it in a way that's gonna be accretive to shareholders, to common equity shareholders. Because it's not just about, you know, doing a Mickey Mouse, do a bunch of ATMs, which is great.

You use the ATMs when it's accretive to common equity shareholders, but you need an approach that's gonna be much, much more sophisticated. And I wanna lay out some of the innovations that we're gonna bring to the table because yes, Strive, like probably every other Bitcoin treasury company is gonna lean into the playbook that Michael Saylor has innovated and continues to innovate. I mean, I think it's unreal, the innovation, the new securities that he is laid out, the attractiveness of them.

I mean, I'm a huge fan just from a fixed income perspective of the convertible notes and the better risk adjusted return that they can provide, for people that want a little bit of downside protection. But man, this, this, this place is so, so early and so my background being, you know, coming from CalPERS institutional fixed income manage portfolio manager, we're gonna, we're gonna bring some new things to the table. And so, I wanna lay out a couple different things because this place, this space is vastly evolving.

So the first new thing that we're bringing together is actually part of our initial transaction where we leveraged learnings from the asset management industry to structure this transaction in a way that allows for a tax-free exchange of Bitcoin for shares of our Bitcoin treasury company. And that is an unlock. And it's an unlock in a few different ways because we all know Bitcoin goes to the moon very quickly.

So what that means is that all these OG Bitcoin holders, they have a lot of gains. And so as bitcoin treasury companies are evolving, a lot of them want to buy them, but they have to realize a tax gain, pay the IRS and then, you know, obviously have less money to go buy, you know, an investment. We're able to do that in a tax-free manner as part of the close of this transaction because of the way it's structured.

And I think that's really an innovative way to start a Bitcoin accumulation strategy and to start one in a way that will be accretive to the common equity shareholders on a couple different dimensions. But I'll just give you one that's really a one plus one equals three kind of movement between the Bitcoin holders and, and Strive as a Bitcoin and treasury company. And that's that because those gains come over, those Bitcoin holders are likely to be long time shareholders of the company.

You're actually getting a more stable capital base versus having a bunch of hedge funds. So that's the first part of the innovation that we're bringing as part of this transaction. The second is one that I'll keep it more high level because it's hard to almost believe unless you see it.

So I want people to see it, but I wanna explain the high level of it. So there's an interesting, issue in capital markets where many publicly traded companies are actually trading below the net cash that they hold. So even after you take out the liabilities of these companies, the net cash, the companies are valued at less than the net cash.

And so Strive sees an opportunity here, multi-billion opportunity to actually merge those companies into our Bitcoin treasury company and to basically acquire a dollar for 90 cents on the dollar or less and use that money to buy Bitcoin in a, in a way that is accretive to the common equity shareholders, right? Because to me, there's not much of a better way that you can accrete value to common equity shareholders than to buy a Bitcoin for 90 cents or on the dollar or less. And so that's something that we're actively engaged in right now.

Our hope is that we can announce something before the close of our transaction or shortly thereafter, but I think it's a very innovative, repeatable strategy that is a multi-billion dollar type of opportunity that, that we're bringing to the table. And again, it's leaning into the finance experience for us as a financial services company, things, things that we see. The third interesting innovation that we're bringing to the space is actually going off of my background as a structured securities portfolio manager, options, strategies, derivative strategies.

And what it is, and I'm not gonna go into the full details 'cause you'll see it when we actually do it, but the high level is there is opportunities to increase leverage beyond what you've even seen to date in Bitcoin treasury companies. Because the clear thing that you have to look out for is what is the downside? How do you break these things?

'Cause you can always break anything. And I'm of the belief that the Bitcoin treasury companies that exist today are almost unbreakable. But I think that we can even level up another place by actually having a hedge strategy that provides explicit downside protection.

And by doing that, we can increase leverage. And as everybody in this room knows that is watching Bitcoin treasury companies closely, if you watch the, the Q1 earnings presentation for Michael Saylor and the layout out of torque and how leveraging intelligent leverage through fixed income strategies can accrue value to the common equity shareholders and actually justify a very high multiple to the nav of the Bitcoin in ways that just using common equity strategies can't. And so that's something that we're looking to do in another innovative approach.

The last thing is less of an innovation, but it's actually part of the structure of our transaction. And so there's many ways to take a Bitcoin treasury company public. And the way we did it was actually reverse merging into a company that's already public.

That company is Asset Entities and just briefly on them, I mean man, they're actually gonna be very accretive to our actual operating business. These guys are absolute shippers tell stories really well. And as everybody knows in this room, education around Bitcoin is so important and they're gonna help us take that education to the next level.

But their company, as we reverse merge into them, allows us to have immediate access after close to a shelf. And as you know, Strategy uses a shelf and bitcoin treasury companies using a shelf for equity offerings and fixed income offerings. So we want to accelerate in manners that obviously accrue value, maximize value for common equity shareholders.

If you don't, as you heard, my view is as a CEO, if you underperform Bitcoin over the long run, you should be fired. I hold that standard to myself as well. That's the standard.

It's, it's a hard standard. But why are we at that standard? We're at that standard because there has been a misallocation of funds in corporate America and the world for the last several years, stock buybacks that shouldn't have happened.

Dividends that shouldn't have happened, capital expenditures that shouldn't have happened. We've had an era of easy money and that era of easy money's over. And where are we right now?

We're in an era in this conference, which I think in a couple years this conference is gonna be at sports stadiums. It's gonna continue to grow. And Strategy is, in my view, and I don't think this is even controversial, but it's probably controversial to people outside of this room, the most well-capitalized firm in the world.

And we're gonna build on that. We're gonna do it in novel, innovative ways. And our hope is that we can be a leader in the next wave of Bitcoin treasury companies.

And that there's just so much room for innovation in this space. And I think what you're gonna see is you're gonna continue to see the people that are focused, that are focused, that have a board that's focused, that has a management that's focused, that's dedicated to the success of a Bitcoin treasury company, be the ones that are actually gonna be able to take this stuff to the next level. And that's what we're gonna do.

Strive, I'm happy to say, is a Bitcoin treasury company. We're here to stay. And thank you for your support.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and ASST, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.